Exhibit 99.2

Cipher Pharmaceuticals Inc.

Condensed Interim Consolidated Financial Statements

For the Three Months Ended March 31, 2016

Cipher Pharmaceuticals Inc.
Consolidated Balance Sheets

As at March 31, 2016 and December 31, 2015
(in thousands of United States dollars - unaudited)

	Note	2016	2015
		$	$
ASSETS

Current assets
Cash and cash equivalents		28,802	27,182
Accounts receivable		15,573	16,303
Inventory		1,836	1,248
Prepaid expenses and other assets		3,822	4,045
		50,033	48,778

Property and equipment, net		695	286
Intangible assets, net	5	44,635	46,114
Goodwill		6,112	6,112
Deferred tax assets	10	8,194	8,356
Total Assets		109,669	109,646

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	6	13,659	13,354
Provisions		5,547	4,423
Current portion of deferred revenue		566	743
		19,772	18,520

Deferred revenue		93	102
Senior secured notes, net of issuance costs	3	34,873	34,578
Derivative financial instrument	3	1,840	1,758
Other long term liability		528	431
Total Liabilities		57,106	55,389

SHAREHOLDERS' EQUITY

Share capital	7	15,541	14,947
Contributed surplus		4,769	4,363
Accumulated other comprehensive loss		(9,514)	(9,514)
Retained earnings		41,767	44,461
Total Shareholders' Equity		52,563	54,257

Total Liabilities and Shareholders' Equity		109,669	109,646

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.
Consolidated Statements of Earnings (Loss) and Comprehensive Income (Loss)

Three month periods ended March 31, 2016 and 2015
(in thousands of United States dollars, except per share data - unaudited)

	Note	2016	2015
		$	$

Revenues
Licensing revenue		5,948	6,745
Product revenue		3,147	655

Net revenues		9,095	7,400

Cost of products sold		970	187

Gross profit		8,125	7,213

Expenses
Research and development		296	359
Selling and marketing		3,807	475
General and administrative		3,697	2,803
Amortization of intangible assets		1,479	136

Total operating expenses	8	9,279	3,773

Finance costs
Interest on senior secured notes		1,333	-
Change in fair value of derivative financial instrument		82	-
Interest income		(37)	(135)

		1,378	(135)

Income (loss) before income taxes		(2,532)	3,575

Income taxes	10	162	1,072

Income (loss) for the period		(2,694)	2,503

Item that may be reclassified to profit or loss

Foreign currency translation adjustment		-	(4,688)

Income (loss) and comprehensive income (loss) for the period		(2,694)	(2,185)

Basic earnings (loss) per share	11	(0.10)	0.10

Diluted earnings (loss) per share	11	(0.10)	0.09

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.
Consolidated Statements of Changes in Shareholders' Equity

Three month periods ended March 31, 2016 and 2015
(in thousands of United States dollars - unaudited)

				Accumulated
				Other		Total
		Share	Contributed	Comprehensive	Retained	Shareholders'
	Note	Capital	Surplus	Loss	Earnings	Equity
		$	$	$	$	$

Balance, January 1, 2016		14,947	4,363	(9,514)	44,461	54,257

Loss for the period		-	-	-	(2,694)	(2,694)

Exercise of stock options	7	223	(118)	-	-	105

Shares issued under the share purchase plan	7	167	-	-	-	167

Shares issued under the RSU plan	7	204	(204)	-	-	-

Share-based compensation expense		-	728	-	-	728

Balance, March 31, 2016		15,541	4,769	(9,514)	41,767	52,563

Balance, January 1, 2015		13,438	2,776	(4,826)	42,692	54,080

Income for the period		-	-	-	2,503	2,503

Exercise of stock options		862	(390)	-	-	472

Shares issued under the share purchase plan		41	-	-	-	41

Share-based compensation expense		-	388	-	-	388

Foreign currency translation adjustment		-	-	(4,688)	-	(4,688)

Balance, March 31, 2015		14,341	2,774	(9,514)	45,195	52,796

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.
Consolidated Statements of Cash Flows

Three month periods ended March 31, 2016 and 2015
(in thousands of United States dollars - unaudited)

	Note	2016	2015
		$	$
Cash provided by (used in)

Operating activities
Income (loss) for the period		(2,694)	2,503
Items not affecting cash:
Depreciation of property and equipment		36	3
Amortization of intangible assets	5	1,479	136
Share-based compensation - share purchase plan	7	25	6
Share-based compensation	7	728	388
Foreign exchange gain on cash and cash equivalents		(1,441)	-
Change in fair value of derivative		82	-
Interest on senior secured notes		1,333	-
Deferred income taxes	10	162	1,072
		(290)	4,108

Changes in non-cash operating items:
Accounts receivable		730	(1,978)
Inventory		(588)	(161)
Prepaid expenses and other assets		223	(239)
Accounts payable and accrued liabilities		305	394
Provisions		1,124	-
Other long term liability		97	-
Deferred revenue		(186)	(267)

Net cash generated from operating activities		1,415	1,857

Investing activities
Purchase of property and equipment		(445)	(18)
Acquisition of intangible assets		-	(6,830)

Net cash used in investing activities		(445)	(6,848)

Financing activities
Interest and financing costs paid		(1,038)	-
Proceeds from shares issued under the share purchase plan		142	35
Proceeds from exercise of stock options		105	472

Net cash generated from (used in) financing activities		(791)	507

Increase (decrease) in cash and cash equivalents		179	(4,484)
Impact of foreign exchange on cash and cash equivalents		1,441	(3,771)
Cash and cash equivalents, beginning of period		27,182	45,368

Cash and cash equivalents, end of period		28,802	37,113

The accompanying notes are an integral part of these unaudited interim consolidated financial statements

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

March 31, 2016

(in thousands of United States dollars, except per share amounts)

1	NATURE OF OPERATIONS

Cipher Pharmaceuticals Inc. ("Cipher") and its subsidiaries (together the "Company") is a specialty pharmaceutical company focused on dermatology. The Company acquires products that fulfill unmet medical needs, manages the required clinical development and regulatory approval process, and markets those products either directly or through partners. The Company is building its dermatology business through product licensing and acquisitions. Cipher was incorporated under the Business Corporations Act of Ontario on January 9, 2004 and is located at 2345 Argentia Road, Mississauga, Ontario.

2	BASIS OF PREPARATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the Company's annual financial statements for the year ended December 31, 2015, which were prepared in accordance with IFRS as issued by the IASB. The Board of Directors approved these condensed interim consolidated financial statements on May 4, 2016.

Change in presentation currency

Effective April 2015, Cipher changed its presentation currency from Canadian dollars to United States dollars. The change in presentation currency was made to better reflect the Company's business activities and to improve investor's ability to compare the Company's financial results with other publicly traded businesses in the industry. In making the change to a US dollar presentation currency, the Company followed the guidance in IAS 21: The Effects of Changes in Foreign Exchange Rates (IAS 21) and applied the change retrospectively as if the new presentation currency had always been the Company's presentation currency. In accordance with IAS 21, the financial statements for all the periods presented have been translated to the US dollar presentation currency. For comparative balances, assets and liabilities have been translated into the presentation currency at the rate of exchange prevailing at the reporting date, or at the exchange rate prevailing at the date of the transactions. Exchange rate differences arising on translation are taken to accumulated other comprehensive income. The Company has presented the effects of the change in the presentation currency below.

	Three months ended:
	Mar 31, 2015	Mar 31, 2015
	United States	Canadian
	$	$
Revenues
Licensing revenue	6,745	8,371
Product revenue	655	813
Net revenues	7,400	9,184
Cost of products sold	187	233
Gross profit	7,213	8,951
Expenses
Research and development	359	446
Selling and marketing	475	582
General and administrative	2,803	3,486
Amortization of intangible assets	136	168
Interest income	(135)	(168)
Total operating expenses	3,638	4,514
Income before income taxes	3,575	4,437
Income taxes	1,072	1,330
Income for the period	2,503	3,107
Item that may be reclassified to profit or loss
Foreign currency translation adjustment	(4,688)	-
Income and comprehensive income for the period	(2,185)	3,107

Basic earnings per share	$0.10	$0.12
Diluted earnings per share	$0.09	$0.12

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

March 31, 2016

(in thousands of United States dollars, except per share amounts)

Accounting standards issued but not yet adopted

IFRS 15, Revenue from Contracts with Customers: This standard replaces International Accounting Standards ("IAS") 11 Construction Contracts, IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes. This standard outlines a single comprehensive model for entities to account for revenue arising from contracts with customers. The latest date of mandatory implementation of IFRS 15 is January 1, 2018. The Company has not yet evaluated the impact on the consolidated financial statements.

IFRS 9, Financial Instruments: The final version of IFRS 9, Financial Instruments, was issued by the IASB in July 2014 and will replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 introduces a model for classification and measurement, a single, forward-looking ‘expected loss’ impairment model and a substantially reformed approach to hedge accounting. The new single, principle based approach for determining the classification of financial assets is driven by cash flow characteristics and the business model in which an asset is held. The new model also results in a single impairment model being applied to all financial instruments, which will require more timely recognition of expected credit losses. It also includes changes in respect of own credit risk in measuring liabilities elected to be measured at fair value, so that gains caused by the deterioration of an entity’s own credit risk on such liabilities are no longer recognized in profit or loss. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, however is available for early adoption. In addition, the own credit changes can be early applied in isolation without otherwise changing the accounting for financial instruments. The Company is yet to assess the full impact of IFRS 9 and has not yet determined when it will adopt the new standard.

IFRS 16, Leases: On January 13, 2016, the IASB published a new standard, IFRS 16, Leases. The new standard will eliminate the distinction between operating and finance leases and will bring most leases on the balance sheet for lessees. This standard is effective for annual reporting periods beginning on or after January 1, 2019. The Company has not yet evaluated the impact on the consolidated financial statements.

3	FINANCIAL INSTRUMENTS AND SENIOR SECURED NOTES

Under certain agreements, the Company has the right to set-off financial assets with financial liabilities with respect to advances, rebates and licensing payments. At March 31, 2016, the Company had gross financial assets of $3 and gross financial liabilities of $6,476 related to Galephar. The net amount of $6,473 owing to Galephar has been recorded in accounts payable and accrued liabilities at March 31, 2016 (gross financial assets of $78 and gross financial liabilities of $6,310 for a net amount of $6,232 owing at December 31, 2015).

In connection with the acquisition of Innocutis Holdings, LLC ("Innocutis"), the Company closed a private offering of $100,000 in aggregate principal amount of Senior Secured Notes due in 2020 ("Notes"). The Company received an initial draw down of $40,000, which was used to fund the majority of the purchase price for Innocutis. The Notes bear interest at a fixed rate of 10.25% per annum payable quarterly and will mature in five years, unless repurchased earlier. The Notes are secured by all present and future assets of the Company and have certain restrictive covenants, including quarterly consolidated net revenue, minimum cash balance and consolidated leverage ratio. The parties entered into an amendment resulting in a reduction in the consolidated net revenue covenant for Q1 2016 and accordingly, at March 31, 2016 is in compliance with all covenants.

In connection with the offering, the Company issued 600,000 common share purchase warrants to the lender with an option for a cashless exercise in which the settlement price caused the conversion ratio to be variable. Accordingly, the warrants are classified as a financial liability. Gains and losses on re-measurement are presented separately in the statements of earnings and comprehensive income. The exercise price of the warrants is $9.22 (equal to the five day volume-weighted average price on the Toronto Stock Exchange prior to closing, converted to US dollars) and expire seven years from the date of issuance. A pricing model with observable market-based inputs was used to estimate the fair value of the warrants issued. The estimated fair value of the warrants at April 13, 2015, December 31, 2015 and March 31, 2016 were $4,132, $1,758 and $1,840, respectively.

The variables used to compute the fair value as at April 13, 2015 and March 31, 2016 are as follows:

	April 13, 2015	Mar 31, 2016
Share price	$9.22	$4.75
Expected life	7.0 years	7.0 years
Expected volatility	83.6%	84.7%

The following is the continuity of the Notes from January 1, 2015 to March 31, 2016:

Balance January 1, 2015	$-
Draw down of Notes	40,000
Fair value of warrants on initial recognition	(4,132)
Deferred financing cost	(2,119)
Interest expense	2,995
Interest paid	(2,995)
Accretion expense	829
Balance December 31, 2015	34,578

Interest expense	1,038
Interest paid	(1,038)
Accretion expense	295
Balance March 31, 2016	$34,873

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

March 31, 2016

(in thousands of United States dollars, except per share amounts)

Total debt issuance costs associated with the Notes of $2,119 have been netted against the Notes on the consolidated balance sheets. Additional costs of $1,810 which relate to the undrawn portion of the Notes have been included in prepaid expenses and other assets.

Fair value of financial instruments
Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The best evidence of fair value is quoted bid or ask prices in an active market. Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, pricing models, normally with observable market based inputs, are used to estimate fair value. Financial instruments traded in a less active market have been valued using indicative market prices, present value or other valuation techniques. Where financial instruments trade in inactive markets or when using models where observable parameters do not exist, greater management judgement is required for valuation purposes. In addition, the calculation of estimated fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values.

At March 31, 2016, the Company’s financial instruments consisted of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, other long term liability, the Notes and derivative financial instrument. The derivative financial instrument is measured at fair value with any changes recognized through the statements of earnings (loss) and comprehensive income (loss) and is classified as Level 2 (as defined under IFRS). Cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and other long term liability are measured at amortized cost and their fair values approximate carrying values.

The Notes are measured at amortized cost. At March 31, 2016, the fair value of the Notes approximates its face value of $40,000. The fair values are based on cash flows discounted using a rate based on the borrowing rate.

4	LICENSING AGREEMENTS WITH GALEPHAR

In 2002, the Company entered into a Master Licensing and Clinical Supply Agreement ("the Agreement") with Galephar, a Puerto Rico based pharmaceutical research and manufacturing company. Under the Agreement, the Company acquired the rights to package, test, obtain regulatory approvals and market CIP-FENOFIBRATE, CIP-ISOTRETINOIN and CIP-TRAMADOL ER ("the CIP Products") in various countries. In accordance with the Agreement, the Company retains 50% of all revenue from licensing and distribution arrangements entered into with respect to the CIP Products, with the other 50% due to Galephar. Where the Company has opted to market and sell a CIP Product directly in a territory, the Company pays a royalty to Galephar. Galephar retains the right to manufacture and supply the CIP Products. With respect to licensing and distribution arrangements, the Company manages the product supply arrangements with their respective marketing partners and Galephar; product is shipped directly from Galephar to the respective marketing partners. Where the Company has opted to market and sell the CIP Product directly, the Company purchases the finished goods from Galephar directly.

With respect to CIP-ISOTRETINOIN, the Company has entered into licensing and distribution arrangements for the U.S. and Brazil, while opting to market and sell the product directly in Canada. The Company also has in place various licensing and distribution arrangements with respect to CIP-FENOFIBRATE and CIP-TRAMADOL ER in Canada, the U.S. and Central and South America.

5	INTANGIBLE ASSETS

The following is a summary of the changes in intangible assets for the three month period ended March 31, 2016:

	Product Rights and Other	Licensing and Intellectual Property Rights	Total

As at January 1, 2016
Cost	$47,467	$8,024	$55,491
Accumulated amortization	(8,782)	(595)	(9,377)
Net book value	$38,685	$7,429	$46,114

For the three months ended March 31, 2016
Opening net book value	$38,685	$7,429	$46,114
Amortization	(1,287)	(192)	(1,479)
Net book value	$37,398	$7,237	$44,635

As at March 31, 2016
Cost	$47,467	$8,024	$55,491
Accumulated amortization	(10,069)	(787)	(10,856)
Net book value	$37,398	$7,237	$44,635

The Company has considered indicators of impairment for finite lived intangible assets as of March 31, 2016 and no indicators were identified.

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

March 31, 2016

(in thousands of United States dollars, except per share amounts)

6	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES AND PROVISIONS

	As at	As at
	Mar 31, 2016	Dec 31, 2015

Trade accounts payable	$11,313	$10,725
Accrued liabilities	2,346	2,629
	$13,659	$13,354

Provisions relate to estimates made for returns, rebates and other price adjustments. Although the estimates for rebates and other price adjustments relate to revenue recognition transactions, namely product sales, the payments made for the underlying transactions are made directly to the claimants concerned and not to the original customer. Actual costs for these charges and estimates are recorded when incurred. The recorded provisions are for the uninvoiced portion of these costs and estimates. The provision for product returns relates to potential returns due to expiration or other return rights under the terms of distribution and supply agreements with customers. The adequacy of the provisions are evaluated based on product sales activity, pricing and estimates of expiring products in the distribution chain.

7	SHARE CAPITAL

Authorized share capital

The authorized share capital consists of an unlimited number of preference shares, issuable in series, and an unlimited number of voting common shares, with no par value.

Issued share capital

The following is a summary of the changes in share capital from January 1, 2015 to March 31, 2016:

	Number of
	common shares	Amount
	(in thousands)	$

Balance outstanding - January 1, 2015	25,673	13,438
Options exercised in 2015	315	1,101
Shares issued in 2015 under the share purchase plan	70	408
Balance outstanding - December 31, 2015	26,058	14,947

Options exercised in Q1 2016	40	223
Shares issued in Q1 2016 under the share purchase plan	39	167
Shares issued in Q1 2016 under the RSU plan	25	204
Balance outstanding - March 31, 2016	26,162	15,541

Share purchase plan

The Company has an Employee and Director Share Purchase Plan ("ESPP") to allow employees and directors to share in the growth of the Company through share ownership. Through the ESPP, employees and directors may contribute amounts to purchase shares of the Company at a 15% discount from the prevailing trading price. Plan members must hold their shares for a period of at least six months before they can be sold. The shares issued under the ESPP are new shares issued from treasury and the maximum number of shares that can be issued under the ESPP is one million. During the quarter ended March 31, 2016, 38,212 shares were issued under the ESPP (3,330 in Q1 2015). Included in share-based compensation expense is $25 ($6 in Q1 2015), which is the discount on the shares issued during the period. As at March 31, 2016, 578,900 common shares reserved for ESPP purchases remain available under the plan.

Stock option plan

The following is a summary of the changes in the stock options outstanding from January 1, 2015 to March 31, 2016:

	Number of	Weighted average
	options	exercise price
	(in thousands)	$

Balance outstanding - January 1, 2015	1,284	4.03
Granted in 2015	533	9.79
Exercised in 2015	(315)	1.96
Forfeited/cancelled in 2015	(88)	8.33
Balance outstanding - December 31, 2015	1,414	6.39

Granted in Q1 2016	503	4.91
Exercised in Q1 2016	(40)	3.00
Forfeited/cancelled in Q1 2016	(24)	7.06
Balance outstanding - March 31, 2016	1,853	5.52

At March 31, 2016, 657,282 options were fully vested and exercisable (553,591 at March 31, 2015).

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

March 31, 2016

(in thousands of United States dollars, except per share amounts)

During Q1 2016, the Company granted 503,457 stock options under the stock option plan. The options vest over a four year period based on the grant date, 25% per year and have a ten year life. Expected volatility is based on the Company's historical volatility, while estimated forfeitures are not considered significant. There is no expected dividend. The exercise prices and Black Scholes assumptions are as follows:

				Black Scholes		Risk-free	Expected	Expected
Grant Date	Number Granted	Exercise Price		Value		Interest Rate	Life	Volatility

February 26, 2016	250,370	CDN$	6.79	CDN$	4.72	1.19%	5.6 years	85.0%
February 26, 2016	210,751	US$	4.93	US$	3.43	1.19%	5.6 years	85.0%
March 24, 2016	42,336	US$	4.65	US$	3.13	1.27%	5.6 years	81.0%

Total compensation cost for these stock options is estimated to be $1,697 which will be recognized on a graded basis over the vesting period of the stock options. The total expense for stock options for the three month period ended March 31, 2016 is $577 ($388 in Q1 2015).

Restricted Share Unit (RSU) and Performance Share Unit (PSU) Plan

On May 13, 2015, the Company adopted a RSU and PSU plan. RSUs and PSUs are notional share units exchangeable for common shares of the Company. RSUs are granted to all employees and directors of the Company and PSUs are granted to certain executives. RSUs granted to employees vest over a three year period and RSUs granted to directors vest over a one year period. PSUs vest based upon the achievement of financial performance goals for the Company for the three year periods ended December 31, 2017 and December 31, 2018.

A summary of the RSUs and PSUs granted and outstanding as at March 31, 2016 is as follows:

	RSUs	PSUs
	Number of Units (in 000's)	Number of Units (in 000's)

Balance - January 1, 2016	59	25
Granted in Q1 2016	250	103
Vested in Q1 2016	(25)	-
Forfeited/cancelled in Q1 2016	(2)	(1)
Balance - March 31, 2016	282	127

The total expense for RSUs and PSUs for the three month period ended March 31, 2016 is $151 ($nil in Q1 2015).

8	EXPENSES BY NATURE

	Three Months	Three Months
	Mar 31, 2016	Mar 31, 2015

Employees salaries and other short term benefits	$3,536	$812
Directors fees	71	70
Share-based compensation	753	394
Depreciation of property and equipment	36	3
Amortization of intangible assets	1,479	136
Professional and consulting fees	2,337	1,459
Contract sales	-	203
Facility rent	102	15
Listing fees (TSX and NASDAQ)	103	97
Travel expenses	507	112
Insurance	137	128
Foreign exchange gain	(895)	(181)
Severance costs	93	-
Recruitment fees	101	-
Data management subscriptions	133	69
Other expenses	786	456
	$9,279	$3,773

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

March 31, 2016

(in thousands of United States dollars, except per share amounts)

9	COMPENSATION OF KEY MANAGEMENT

Key management includes directors and executives of the Company. The compensation paid or payable to key management for services is shown below:

	Three Months	Three Months
	Mar 31, 2016	Mar 31, 2015

Salaries and short-term employee benefits, including bonuses	$386	$317
Directors fees	71	70
Share-based compensation	401	276
	$858	$663

For 2016, key management includes only the named executive officers of the Company. The amounts for the period ended March 31, 2015 have been revised to exclude compensation of certain vice presidents who were previously included in key management disclosure.

10	INCOME TAXES

Management uses estimates when determining current and deferred income taxes. These estimates are used to determine the recoverability of tax loss carry forward amounts, research and development expenditures and investment tax credits. Significant judgment is required regarding future probability of the Company to be able to realize deferred taxes. Changes in market conditions, changes in tax legislation, patent challenges and other factors, including the approval or launch of generic versions of any of the Company’s products, could adversely affect the ongoing value of deferred taxes. The carrying amount of deferred income tax assets is reassessed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to utilize all or part of the deferred income tax assets. Unrecognized deferred income tax assets are reassessed at each reporting period and are recognized to the extent that it is probable that there will be sufficient taxable profits to allow all or part of the asset to be recovered.

Income tax expense is recognized based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Income tax expense as reported differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

	Three Months	Three Months
	Mar 31, 2016	Mar 31, 2015

Income (loss) before income taxes	$(2,532)	$3,575

Tax provision at the statutory income tax rate of 26.5%	$(671)	$947
Permanent differences	109	298
Effect of tax rates in foreign jurisdictions	(496)	-
Effect on currency translation adjustment	(525)	-
Change in deferred tax assets not recognized - United States	1,745	-
Other	-	(173)
Income tax expense	$162	$1,072

The movement in the deferred income tax asset for the three month periods ended March 31, 2016 and March 31, 2015 is as follows:

	Three Months	Three Months
	Mar 31, 2016	Mar 31, 2015

As at January 1	$8,356	$5,936
Tax provision	1,583	(1,072)
Foreign exchange	-	(483)
Recognition of previously unrecognized tax assets	-	-
Deferred tax assets not recognized	(1,745)	-
As at March 31	$8,194	$4,381

Cipher Pharmaceuticals Inc.

Notes to Consolidated Financial Statements

March 31, 2016

(in thousands of United States dollars, except per share amounts)

11	EARNINGS PER SHARE

Earnings per share is calculated using the weighted average number of shares outstanding. The weighted average number of shares outstanding for the three months ended March 31, 2016 was 26,086,669 (for the three months ended March 31, 2015 - 25,838,270).

Diluted earnings per share is calculated using the weighted average number of shares outstanding taking into consideration the weighted average impact of dilutive securities. For the three month period ended March 31, 2016, the computation of diluted loss per share is equal to the basic loss per share due to the anti-dilutive effect of the stock options and RSUs. The dilutive weighted average number of shares outstanding for the three months ended March 31, 2016 was 26,339,974 (for the three months ended March 31, 2015 - 26,594,956).

12	COMMITMENTS AND CONTINGENCIES

Directors and officers are indemnified by the Company for various items including, but not limited to, costs to settle lawsuits or actions due to their association with the Company, subject to certain restrictions. The Company has purchased directors and officers liability insurance to mitigate the cost of any potential future lawsuits or actions. The term of the indemnification covers the period during which the indemnified party served as a director or officer of the Company.

In the normal course of business, the Company has entered into agreements that include indemnities in favour of third parties, such as purchase and sale agreements, confidentiality agreements, engagement letters with advisors and consultants, leasing contracts, license agreements, information technology agreements and various product, service, data hosting and network access agreements. These indemnification arrangements may require the applicable entity to compensate counterparties for losses incurred by the counterparties as a result of breaches in representations, covenants and warranties provided by the Company or as a result of litigation or other third party claims or statutory sanctions that may be suffered by the counterparties as a consequence of the relevant transaction. In some instances, the terms of these indemnities are not explicitly defined.

In the normal course of business, the Company may be the subject of litigation or other potential claims. While management assesses the merits of each lawsuit and defends itself accordingly, the Company may be required to incur significant expenses or devote significant resources to defending itself against litigation. At March 31, 2016 no amounts were accrued (December 31, 2015 - nil).

13	SEGMENTED INFORMATION

The Company's operations are categorized into one industry segment, being specialty pharmaceuticals. The Company is managed geographically in Canada and the United States commencing in Q2 2015 with the acquisition of Innocutis. Before the acquisition of Innocutis the Company only had one segment and accordingly no comparatives are shown below.

For the period ended March 31, 2016

	Canada	United States	Total
External revenue by segment
Licensing revenue	$5,948	$-	$5,948
Product revenue	945	2,202	3,147
Net revenues	$6,893	$2,202	$9,095

Segment profit (loss) including amortization	$3,322	$(4,476)	$(1,154)
Finance costs			(1,378)
Income taxes			(162)
Loss for the period			$(2,694)

Other financial information by segment:

	Canada	United States	Total

Total assets	$58,900	$50,769	$109,669